SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

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                                    FORM 6-K

                        Report of Foreign Private Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                       The Securities Exchange Act of 1934

For the Month of April 2002

                                  WPP GROUP PLC
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                 (Translation of registrant's name into English)

                     27 Farm Street, London W1X 6RD England
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        Indicate by check mark whether the registrant files or will file the annual reports under cover of Form 20-F or Form 40-F.

         Form 20-F            X           Form 40- F
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        Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.


        Yes                                No      X
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                                  EXHIBIT INDEX
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Exhibit No.                Description
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99.1                       Press Release dated April 25, 2002.

                                   SIGNATURES
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        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on behalf of the undersigned, thereto duly authorized.

                                             WPP GROUP PLC
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                                             (Registrant)


Date:   April 25, 2002                       By: /s/ Paul Richardson
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                                             Paul Richardson
                                             Group Finance Director